Exhibit 107

Calculation of Filing Fee Tables

Form S-3

(Form Type)

DBV Technologies S.A.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee(4)

Fees to Be Paid	Equity	Ordinary Shares, nominal value €0.10 per share	Rule 457(c) (3)	11,593,170(2)	$2.49(3)	$28,866,993.30	0.0000927	$2,676

	Total Offering Amounts					$28,866,993.30		$2,676

	Total Fees Previously Paid					—		—

	Total Fee Offsets					—		—

	Net Fees Due							$2,676
(1)

Represents the ordinary shares, nominal value €0.10 per share (the “Ordinary Shares”) of DBV Technologies S.A. (the “Registrant”) that will be offered for resale by the selling stockholders pursuant to the prospectus to which this exhibit is attached. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), the shares being registered hereunder include such indeterminate number of additional ordinary shares as may be issuable as a result of stock splits, stock dividends or similar transactions with respect to the shares being registered hereunder.

(2)	Consists of an aggregate of 11,593,170 of the Registrant’s Ordinary Shares.
(3)

This estimate is made pursuant to Rule 457(c) of the Securities Act solely for purposes of calculating the registration fee. The price per share and aggregate offering price are based upon the average of the high and low prices of the Registrant’s American Depositary Shares (ADS) on July 27, 2022, as reported on the Nasdaq Global Select Market.

(4)

Ordinary shares may be in the form of ADSs. ADSs issuable upon deposit of the Ordinary Shares registered hereby have been registered pursuant to a separate registration statement on Form F-6 (File No. 333-266202). Each ADS represents one-half of one Ordinary Share.